EXHIBIT 16.1

February 15, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We are the former independent accountants for Velt International Group Inc. (the “Company”). We have been furnished with a copy of the Company’s Form 8-K disclosing our resignation as independent public accountants of the Company. We confirm our agreement with the statements made in such disclosure insofar as they relate to our firm. We are not in a position to agree or disagree with the statements in such disclosure regarding the appointment or consultations with new independent accountants by the Company.

Yours truly,

/s/ Simon & Edward, LLP

Los Angeles, California

February 15, 2019